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File No. 054663-0010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan, Special Counsel

Johnny Gharib, Staff Attorney

John Krug, Staff Attorney

Sharon Blume, Assistant Chief Accountant

Christine Torney, Staff Accountant

Re:	Aimmune Therapeutics, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on June 4, 2015 CIK No. 0001631650

Ladies and Gentlemen:

On behalf of Aimmune Therapeutics, Inc. (the “Company” or “Aimmune”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on June 4, 2015 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment

July 6, 2015

letter to the Draft Submission received on July 1, 2015 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Overview, page 1

1.	Please describe what you mean when you state that all 23 patients who completed the AR101 treatment regimen were desensitized to “clinically meaningful levels” of peanut protein, which is a level that “substantially” exceeds the amount of peanut protein typically encountered in an accidental exposure by quantifying the terms “clinically meaningful levels” and “substantially.”

Response: In response to the Staff’s comment, the Company has revised pages 1, 64 and 77 of the Registration Statement.

2.	We note that AR101 has been granted “Fast Track” designation by the FDA. Please describe the meaning and significance of being granted “Fast Track” designation the first time you refer to it in this section.

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 93 of the Registration Statement to include an explanation of the U.S. Food and Drug Administration’s “Fast Track” designation and the significance of the designation with respect to the Company’s product candidate AR101. The Company respectfully advises the Staff that it believes the “Fast Track” designation is a well understood term in the pharmaceutical and biotechnology industry and respectfully submits that including the full explanation in the first paragraph of the Prospectus Summary will distract the reader from the core message of the Company and place unintended over-emphasis on the designation.

Our Lead Proprietary Product Candidate, page 2

3.	In the fourth bullet point in this section, please briefly identify the mild, intermittent side effects that patients experienced during the up-dosing phase of your ARC001 study.

Response: In response to the Staff’s comment, the Company has revised pages 2, 20, 78, 79 and 86 of the Registration Statement.

4.	Please revise your disclosure to remove any reference to p-values in the prospectus summary. Discussion of p-values should be limited to sections of the prospectus where additional information on clinical results provides context for evaluating such information.

July 6, 2015

Response: In response to the Staff’s comment, the Company has revised page 3 and 79 of the Registration Statement.

Risk Factors

5.	We note your disclosure on page 140 that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on your behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against you arising pursuant to the Delaware General Corporation Law, your amended and restated certificate of incorporation or your amended and restated bylaws; or any action asserting a claim against you that is governed by the internal affairs doctrine. Please include an appropriately titled risk factor disclosing that your amended and restated bylaws will include the exclusive forum provision described above. Please also highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for the disputes listed above and may discourage lawsuits with respect to such claims.

Response: In response to the Staff’s comment, the Company has included the requested risk factor on page 51 of the Registration Statement and has revised pages 142 and 143 of the Registration Statement.

Risks Related to Our Business

Clinical drug development involves a lengthy and expensive process with an…, page 14

6.	We note your disclosure in the first paragraph on page 15 that subsequent to filing your IND for AR101, the FDA put your Phase 2 clinical trial on hold in order to obtain additional information regarding your manufacturing process and the design of the clinical trial. Please expand your disclosure to describe the additional information regarding your manufacturing process and the design of the clinical trial, whether there were any issues relating to the manufacturing process and the design of the trial and if so, how these issues were resolved. Also, please provide conforming disclosure in the part of your Business section where you describe your IND for AR101.

Response: In response to the Staff’s comment, the Company has revised pages 16 and 93 of the Registration Statement.

We rely exclusively on the Golden Peanut Company to provide the source…, page 18

7.	Please expand your disclosure under this risk factor to describe under what circumstances GPC may terminate its exclusive commercial supply agreement with you.

Response: In response to the Staff’s comment, the Company has revised pages 19 and 20 of the Registration Statement.

July 6, 2015

Risks Related to Our Common Stock and This Offering

Our ability to utilize our net operating loss carryforwards and certain other…, page 51

8.	Please expand your disclosure in this risk factor to quantify your federal and state net operating loss carryforwards and when they will begin to expire.

Response: In response to the Staff’s comment, the Company has revised page 52 of the Registration Statement.

Use of Proceeds, page 55

9.	In the first bullet point of this section, please state whether the allocated proceeds will allow you to fund your planned Phase 3 trial of AR101 to completion. If not, please describe how far in the trial process the allocated proceeds will allow you to reach.

Response: In response to the Staff’s comment, the Company has revised pages 7, 12, 50, 56, 64 and 72 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Valuation, page 66

10.	You disclose that in order to determine the fair value of your common stock underlying option grants, your board of directors considered contemporaneous valuations prepared by an unrelated third party valuation firm at March 31, 2013, May 31, 2014 and February 28, 2015 and that these valuations were prepared using PWERM. Please revise your disclosures to include the nature of the material assumptions used in PWERM at each valuation date. In addition, disclose whether a market or income approach was used to determine equity value.

Response: In response to the Staff’s comment, the Company has revised page 67 of the Registration Statement.

11.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determination and the estimated offering price, if any.

July 6, 2015

Business

Overview, page 76

12.	We note that in the first full paragraph on page 78, you provide data, including p-values, regarding your ARC001 trial which was presented at the EAACI. Please revise your disclosure to explain the meaning and significance of “p-values” and how they relate to the FDA’s evidentiary standards of efficacy at your first references to them in this section. To the extent that your explanation of “p-values” involves a discussion of “statistical significance,” please explain the relationship between the terms.

Response: In response to the Staff’s comment, the Company has revised pages 79 and 89 of the Registration Statement.

Phase 2 Clinical Trials – ARC001, page 86

13.	Please expand your disclosure to discuss when you submitted your IND for AR101, the subject of the IND and when it was approved by the FDA.

Response: In response to the Staff’s comment, the Company has revised page 93 of the Registration Statement.

Intellectual Property, page 93

14.	Please revise your disclosure to identify in which “other jurisdictions” you have pending patent applications for AR101.

Response: In response to the Staff’s comment, the Company has revised page 96 of the Registration Statement.

15.	We note that your filed patent applications for AR101 relate to the manufacture, formulation, stability and other aspects of AR101. Please clarify what you mean when you state that your filed patent applications relate to “other aspects” of AR101. Also, please clarify which type of patent protections your patent applications are seeking such as compositions of matter, use or process.

Response: In response to the Staff’s comment, the Company has revised page 96 of the Registration Statement. We supplementally advise the Staff that the Company has not yet made any country level designations pursuant to the Patent Cooperation Treaty.

Other Comments

16.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file all remaining exhibits as promptly as practicable.

July 6, 2015

17.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Registration Statement contains all of the graphics the Company currently intends to use in the prospectus.

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

* * *

July 6, 2015

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Stephen G. Dilly, M.B.B.S., Ph.D. Aimmune Therapeutics, Inc.
Warren L. DeSouza, Aimmune Therapeutics, Inc.
Patrick A. Pohlen, Latham & Watkins LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Stephen P. Salmon, Davis Polk & Wardwell LLP